EXHIBIT 4.28

MINERAL RIGHTS PURCHASE OPTION AGREEMENT
AND OTHER PACTS

Entered into by and between

BRAZMIN LTDA.,

TALON METALS CORP.,

BRAZAURO RECURSOS MINERAIS LTDA.

and

BRAZAURO RESOURCES CORP.

December 10, 2009

MINERAL RIGHTS PURCHASE OPTION AGREEMENT AND OTHER PACTS

PARTIES

On one side, as PROMISOR:

BRAZMIN LTDA., a limited liability company, with registered office at Avenida Jornalista Ricardo Marinho, 360, sala 11, Barra da Tijuca, Rio de Janeiro, RJ, ZIP CODE (CEP):  22631- 350, registered with the National Registry of Legal Entities (CNPJ) under no. 04.566.109/0001- 41, herein represented by its manager Luis Mauricio Ferraiuoli de Azevedo, Brazilian, single, registered with the Brazilian Bar Association/Rio de Janeiro Chapter (OAB/RJ) under no. 80.412, and with the Brazilian Registry for Individual Taxpayers/Ministry of Finance (CPF/MF) under no. 753.468.697-00;

and, as TALON

TALON METALS CORP., a company incorporated under the laws of the British Virgin Islands, with registered office at Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands, hereby represented by its President, Stuart Comline.

and, on the other side, as PROMISEE:

BRAZAURO RECURSOS MINERAIS LTDA., a limited liability company, with registered office at Avenida Gov. José Malcher, 815 - Sala 413/414, Bairro Nazaré, Belém, PA, CEP 66.055.901, registered with the National Registry of Legal Entities (CNPJ) under no. 05.943.917/0001-43 represented by its General Director, Elton Luiz da Silva Pereira, Brazilian, geologist, single, registered with the Regional Counsel of Engineers chapter Rio Grande do Sul (CREA-RS) under no. 62.145, and with the Brazilian Registry for Individual Taxpayers/Ministry of Finance (CPF/MF) under no. 408.000.590-34, and, as PARENT:

BRAZAURO RESOURCES CORPORATION, hereby represented by its Chairman, Mark Jones.

Whereas:

A.  PROMISOR is the registered holder of the Research License rights set forth in proceedings DNPM nos. 853.223/93, 853.374/93, 851.134/94 and 851.095/94 (the “Mineral Rights”) and has made applications for Research License rights set forth in proceedings DNPM nos. 850.502/06 and 850.741/06 (the “Applications”) relating to such area known as the Agua Branca Property whose coordinates are set forth in Annex A (the “Property”);

B.  PROMISOR holds the sole and exclusive right to acquire an undivided one-hundred (100%) percent legal and beneficial right, title and interest in and to the Mineral Rights, the Applications and the Property, pursuant to the terms of the Underlying Agreement, as hereinafter defined and as applicable, and subject to the Underlying Owner Royalty, as hereinafter defined; and

C.  PROMISOR offers to PROMISEE the sole and exclusive right and option to acquire an undivided one-hundred (100%) percent legal and beneficial right, title and interest in and to the

Mineral Rights, the Applications and the Property, subject to the Royalty and the Underlying Owner Royalty (both as hereinafter defined).

Therefore, the parties hereto enter into this mineral rights purchase option agreement and other pacts as of December 10, 2009, which shall be governed by the following terms and conditions:

1.	CONSTRUCTION

1.1       Definitions. Whenever used in this Agreement or in any of its annexes, except if the context requires otherwise, the following terms shall have the meaning established in this clause:

“Affiliate” means, with respect to any party hereto, any company, corporation or other legal entity in which that party, directly or indirectly, holds a majority voting interest or any company, corporation or other legal entity which holds, directly or indirectly, a majority voting interest in that party and for PROMISEE it shall also mean the entity contemplated in subclause 2.6.1(c);

“Agreement” means this mineral rights purchase option agreement;

“Annex” means any annex to this Agreement;

“Applications” has the meaning attributed to it in preamble A hereof;

“Business Day” means any day whereupon banks are open to the public in the City of Rio de Janeiro;

“Commercial Production” has the meaning given to it in the Royalty;

“Confidential Information” has the meaning attributed to it in clause 6;

“Damages” has the meaning attributed to it in clause 3.5;

“Defaulting Party” has the meaning attributed to it in clause 3.5;

“DNPM” means the National Department of Mineral Production (Brazil) or such successor governmental authority from time to time performing substantially the same function as the National Department of Mineral Production (Brazil);

“Effective Date” means the date the DNPM issues and publishes in the official Gazette the exploration licenses for the Mineral Rights, in a form and substance reasonably acceptable to PROMISEE, which date shall be not later than the 26th day of February, 2010 for the purposes of this Agreement;

“Encumbrance” includes a caveat, mortgage, charge, lien, pledge, bill of sale, hypothecation or other security interest, adverse equity, royalty, warrant or claim or interest of any person, except for any interest as may exist pursuant to the Underlying Agreement;

“Environmental or Mining Law” includes any act of government, ordinance or legislative instrument (state or federal) which is designed to or has the purpose of regulating the activities of exploration, mining, processing or ancillary matters or protecting the environment from pollution or which requires the rehabilitation of any exploration, mining, processing or ancillary site and any regulations, ordinances, by-laws or requirement made or imposed thereunder;

“Expenditures” includes all costs, expenses and charges relating to or in connection with exploration and development of the Mineral Rights (and any mineral rights resulting from the Applications) during the Option Period, including without limitation on-site costs, costs for prospecting, claim staking, tenure obligations, taxes, mapping, surveying, permitting, geochemical surveys, geophysical surveys, sampling, assaying, trenching, drilling, geochemical analyses, metallurgical testing and development engineering, road building, drill site preparation, drafting, report writing and related consultants’ fees;

“Facilities” means all mines and plant, including, without limitation, all pits, shafts, haulage ways and other underground workings and all buildings, plants and other structures, fixtures and improvements and all other property, whether fixed or moveable, as the same may exist at any time in or on the Property;

“Insolvency Event” means in relation to PROMISOR any of the following:

(a)	an order of the court that PROMISOR be wound up;
(b)	an order is made appointing a liquidator or provisional liquidator of PROMISOR;
(c)	a resolution is passed to appoint an administrator of PROMISOR;
(d)
except to reorganize or amalgamate while solvent, PROMISOR enters into, or resolves to enter into, a scheme of arrangement with or composition with, assignment for the benefit of creditors or proposes a reorganization, moratorium or other administration involving any of them;

(e)	a resolution is passed to wind up or dissolve PROMISOR; or
(f)	a receiver or manager is appointed over the whole or part of the assets of PROMISOR;

“Mineral Products” means the end products derived from operating the Mineral Rights (and any mineral rights resulting from the Applications) and Property as a mine;

“Mineral Rights” has the meaning attributed to it in preamble A hereof;

“Option” has the meaning attributed to it in clause 2.1;

“Option Period” is the period commencing on the date hereof and ending on the earlier of:  (i) the date of the exercise of the Option pursuant to clause 2.2, (ii) a Termination, and (ii) the second anniversary of the Effective Date (or such later date as may apply hereunder);

“Parties” are PROMISOR, PROMISEE and PARENT and “Party” means any one of them;

“Royalty” means the 2% net smelter return royalty payable to PROMISOR in accordance with Annex C;

“Termination” has the meaning attributed to it in clause 2.4;

“Transfer Instrument” means the Mineral Rights Assignment and Transfer Private Instrument set forth in Annex B, whereby PROMISOR shall transfer to PROMISEE the ownership of the Mineral Rights;

“Underlying Agreement” means the agreement dated August 9, 2004 between PROMISOR and Raimundo Nonato dos Santos, as amended March 27, 2006 and May 18, 2009, attached as Annex F;

“Underlying Owner” means Raimundo Nonato dos Santos; and

“Underlying Owner Royalty” means the 2% net revenue interest royalty payable to the Underlying Owner pursuant to the Underlying Agreement.

1.2       Annexes.  The following annexes are integral parts to this Agreement:

Annex A:	Description of the Mineral Rights, Applications and Property
Annex B:	Draft of the Mineral Rights Assignment and Transfer Private Instrument and Official Letter to DNPM
Annex C:	Royalty
Annex D:	Morro do Camarão Agreement
Annex E:	Underlying Agreement

1.3       Expiry, Payment, Notice Dates, etc.  In the event any notice date, payment date, expiry date or deadline set out in this Agreement is a day other than a Business Day, such date shall be extended to 5:00 p.m. (Rio time) on the next Business Day.

1.4       English Language Paramount.  This Agreement shall be executed in English and, in case it is necessary to file it with a court of law, it will be translated by a sworn translator into Portuguese.  The Parties acknowledge that the official version of this Agreement is that in the English language, and shall govern any non-English translation of this Agreement, including without limitation any arbitration procedures initiated hereunder.

2.	ACQUISITION OF MINERAL RIGHTS

2.1       Grant of Option and Payment for the Acquisition of Mineral Rights

Subject to the other terms and conditions contained herein, PROMISOR hereby grants to PROMISEE the sole and exclusive right and option (the “Option”) to earn an undivided one hundred (100%) percent legal and beneficial right, title and interest in and to the Mineral Rights (and any mineral rights resulting from the Applications) and the Property, free and clear of all Encumbrances.  Concurrently with the execution of this Agreement, PROMISOR shall execute and deliver to PROMISEE a transfer of an undivided one hundred (100%) percent legal and beneficial right, title and interest in and to the Mineral Rights and the Property, free and clear of all Encumbrances in accordance with the terms of the Transfer Instrument, attached hereto in Annex B, save and except for the obligation to pay (i) the Royalty to PROMISOR and (ii) the Underlying Owner Royalty to the Underlying Owner, and grants PROMISEE the right and option to remain the owner of the Mineral Rights (and any mineral rights resulting from the Applications) and the Property by satisfying in full by the specified time each of the requirements of subclauses 2.1.1, 2.1.2, 2.1.3 and 2.1.4.

2.1.1     Initial Payment. Within five (5) days of the date hereof, PROMISEE shall pay to PROMISOR sixty thousand US Dollars (US$ 60,000) and, within five (5) Business Days of the

Effective Date, PROMISEE shall pay to PROMISOR sixty thousand US Dollars (US$ 60,000) failing which this Agreement will terminate and be of no further force and effect.

2.1.2    Optional Payments.  To maintain the Option and this Agreement in good standing during the Option Period, PROMISEE, at its option, shall make the following additional payments to PROMISOR:

(a)        one hundred thirty thousand US Dollars (US$130,000.00) on or before December 31, 2010; and

(b)        one million eight hundred seventy thousand US Dollars (US$1,870,000.00) on or before September 30, 2011.

2.1.3     Work Commitments.  Subject to subclause 2.1.4, PROMISEE shall incur Expenditures of not less than:

(a)        five hundred thousand US Dollars (US$500,000), including without limitation completing two thousand (2,000) meters of core sample drilling, on or before the first anniversary of the Effective Date; and

(b)        an additional five hundred thousand US Dollars (US$500,000) in Expenditures on or before the second anniversary of the Effective Date.

It is understood that the amounts required to be spent within the periods referred to in this subclause 2.1.3 are cumulative, aggregate amounts and that, accordingly, all Expenditures incurred in a particular period, including any excess in the amount of Expenditures required to be incurred to maintain the Option during such period, shall be carried over and included in the aggregate amount of Expenditures for the subsequent period.

In the event PROMISEE fails to perform its obligation under subclause 2.1.3(a), PROMISEE shall pay PROMISOR the Damages Amount set out in subclause 3.5.3, following which the Option and this Agreement shall terminate in accordance with clause 2.4.

2.1.4    Curing Deficiencies and Statement of Expenditures.  Notwithstanding subclause 2.1.3;

(a)        if PROMISEE has not incurred the requisite Expenditures to maintain the Option in good standing within any of the time periods as specified in subclause 2.1.3, PROMISEE may pay to PROMISOR, within 45 days following the expiry of such period, the amount of the deficiency and such amount shall thereupon be deemed to have been Expenditures incurred by PROMISEE during such period;

(b)        within 45 days following the expiry of each of the periods referred to in subclause 2.1.3, PROMISEE shall deliver PROMISOR a statement showing in reasonable detail the Expenditures incurred by PROMISEE during the period and the aggregate Expenditures incurred to the end of such period (together with the payment by PROMISEE of any deficiency, if applicable) and PROMISOR shall have 45 days from the from the time of receipt of such statement to question the accuracy thereof in writing, failing which such statement shall be deemed to be correct and unimpeachable thereafter; and

(c)        if a statement delivered pursuant to subclause 2.1.4(b) is questioned by PROMISOR, PROMISOR shall have twelve (12) months from the time of delivery of the statement to have such statement audited by an independent third party chartered accounting firm; PROMISEE covenants to make all books and records available to PROMISOR and the party conducting the audit in connection therewith promptly following any written request therefor submitted by PROMISOR to PROMISEE; the audited results shall be final and determinative of the amount of Expenditures incurred for the audited period; provided that if such audit discloses a deficiency in the amount of Expenditures required to be incurred to maintain the Option in good standing, PROMISEE may pay to PROMISOR the amount of such deficiency within 15 days following receipt of notice of such audited results, whereupon such amount shall be deemed to have been Expenditures incurred during the audited period; and the costs of the audit shall be borne by PROMISOR if PROMISEE’S statement was accurate within 5% and shall be borne by PROMISEE if such statement was not accurate within 5%.

2.1.5     Other Obligations.  Unless the Agreement is terminated in accordance with the terms hereof, PROMISEE hereby agrees with and undertakes to PROMISOR to perform and assume full liability for:

(a)        any and all costs and expenses related to the Mineral Rights (and any mineral rights resulting from the Applications) and the Property (including under the Underlying Agreements) and any and all research works developed in respect of the Mineral Rights or the Property;

(b)        any and all taxes or other amounts which are or become due and payable to the DNPM;

(c)        any and all rental costs for the office/house in Agua Branca village and use of the land at Camarao Hill;

(d)        any and all costs related to maintaining the Mineral Rights (and any mineral rights resulting from the Applications) in good standing, including any annual or renewal fees and other costs or expenses related thereto (with proof of payment thereof to be provided by PROMISEE to PROMISOR immediately thereafter), and executing and delivering to appropriate government authorities all necessary filings in relation thereto;

(e)        any works on the Property and all related risks and responsibilities, to be performed strictly in accordance with all applicable laws, including without limitation full compliance with Environmental or Mining Laws, as well as any regulations, rules and procedures required thereunder, and in full compliance with all required or recommended practices and procedures pursuant to good mining industry practices; and

(f)         the performance of all obligations under the agreements set forth in Annexes D and E, including without limitation paying any and all costs and expenses incurred thereunder.

2.2       Exercise of Option.  Upon incurring aggregate Expenditures of one million US dollars (US$1,000,000) and making aggregate cash payments to PROMISOR of two million one hundred and twenty thousand US dollars (US$2,120,000), and fulfilling its other obligations hereunder, as provided for herein, PROMISEE will have exercised the Option and will have hereby earned an undivided 100% right, title and interest in and to the Mineral Rights, any mineral rights resulting from the Applications, and the Property, free and clear of all Encumbrances, save and except for the obligation to pay (i) the Royalty to PROMISOR and (ii) the Underlying Owner Royalty to the Underlying Owner.

2.3       Access to Mineral Rights and Property.  During the Option Period, PROMISEE and its employees and agents and any person duly authorized by PROMISEE shall have the sole and exclusive right and option to:

2.3.1     access the Mineral Rights and enter upon the Property;

2.3.2     have exclusive and quiet possession thereof;

2.3.3     do such prospecting, exploration, development or other mining work thereon and thereunder as PROMISEE in its sole discretion may consider advisable;

2.3.4     bring upon and erect upon the Property such mining facilities as PROMISEE may consider advisable; and

2.3.5     remove from the Property or otherwise dispose of reasonable quantities of any mineral products derived therefrom, for the purpose of obtaining assays or making other tests.

2.4       Termination

2.4.1     Subject to (x) completion by PROMISEE of any requirements in order for the termination of this Agreement to take effect and (y) performance by PROMISEE of any continuing obligations thereafter, this Agreement shall terminate on the earliest to occur of the following (each, a “Termination”):

(a)        so long as PROMISEE is not in default of any of its obligations under this Agreement, upon delivery of written notice by PROMISEE to PROMISOR at any time (the “Voluntary Termination Notice”);

(b)        automatically if PROMISEE does not fully satisfy the requirements of subclauses 2.1.1, 2.1.2, 2.1.3 and 2.1.4, as applicable, the Option shall, subject to clause 4.2, immediately terminate and shall be of no further force or effect;

(c)        by a Party other than the Affected Party or the Parent in accordance with clause 9.2; and

(d)        by PROMISOR in accordance with clause 11.1.

2.4.2     Upon a Termination, the Option shall immediately terminate and be of no further force or effect and PROMISEE shall be required to promptly transfer, convey and return all right, title and interest in and to the Mineral Rights, any Applications (and any mineral rights resulting therefrom) and the Property to PROMISOR and comply with such other requirements as specified under clause 4.2.

2.4.3     If a Termination occurs after the initial payment is made in subclause 2.1.1 but prior to satisfaction in full by PROMISEE of the requirements of subclause 2.1.3(a), PROMISEE shall make the payment under subclause 2.1.2(a) to PROMISOR as liquidated damages as described in subclause 3.5.3 within five (5) days of the event referred to in subclause 2.4.1(a), (b) or (c), as applicable.

2.4.4     Upon a Termination, each Party shall be released from any and all obligations under this Agreement save for those that survive as described in clauses 2.4, 3.5, 4 and 6.

2.5       Royalty.  PROMISEE hereby grants PROMISOR the Royalty which shall be paid in accordance with the provisions of Annex C.

2.5.1     The Parties agree that PROMISEE may acquire at any time from time to time from PROMISOR the Royalty for payment of the amount of two million US dollars (US$2,000,000.00), subject to payment of any amounts under the Royalty which have become due and payable and have not been paid to PROMISOR.

2.6       Assignment

2.6.1     Assignment During the Option Period.  During the Option Period and prior to exercise by PROMISEE of the Option, PROMISEE shall not, directly or indirectly, transfer, sell, dispose of or encumber its interest in and to the Mineral Rights, the Applications (or any mineral rights resulting therefrom), the Property or any of its rights under this Agreement (in this clause 2.6 defined as the “Interests”), save and except as follows:

(a)        if PROMISEE transfers the Interests to an Affiliate, provided that such Affiliate executes and delivers to the other parties an agreement to be bound by, and comply with, the terms of this Agreement; provided, however, if the transferee ceases to be an Affiliate it shall transfer the Interests back to PROMISEE;

(b)        if PROMISEE sells, transfers or assigns the Interests to an arm’s length third party at any time hereafter (a “Third Party Sale”), PROMISEE shall pay to PROMISOR (or as the Parties may otherwise agree) the aggregate of any amounts remaining unpaid under subclauses 2.1.2(a) and 2.1.2(b) (the “Buyout Payment”) at the same time as or prior to completion of the Third Party Sale, and the buyer of the Interests shall execute and deliver an agreement (the “Buyout Agreement”) to be bound by the terms hereof as if it was PROMISEE.  Upon delivery of the Buyout Payment and the executed Buyout Agreement to PROMISOR and subject to subclause 3.5.4, PROMISEE will automatically be released and discharged from its obligations and liabilities hereunder to the extent of such transfer or assignment, without the necessity of any further or other writing or documentation whatsoever; or

(c)        if PROMISEE intends to amalgamate, undertake a corporate reorganization or otherwise reorganize its assets for the purpose of creating a company to which PROMISEE’s assets are transferred and which remains as a wholly owned subsidiary of PROMISEE or whose shares are issued pursuant to an arrangement provided further that any company to which those assets are transferred executes and delivers to PROMISOR an agreement pursuant to which the transferee shall be bound by, and comply with, the terms of this Agreement.

2.6.2     Assignment after the Option is Exercised. If PROMISEE has exercised the Option by expiry of the Option Period, PROMISEE may transfer, sell, assign or otherwise dispose of all or any part of its Interests:

(a)        provided that the assignee will assume and agree to be bound by the terms of this Agreement; and

(b)        whereupon, subject to subclause 3.5.4, PROMISEE will automatically be released and discharged from its obligations and liabilities hereunder to the extent of such transfer or assignment, without the necessity of any further or other writing or documentation whatsoever.

2.6.3     Power to Mortgage after the Option Period.  At any time after PROMISEE has exercised the Option, PROMISEE may grant mortgages, security interests, charges or liens (each of which is herein called a “mortgage”) of the Interests or any portion thereof, any mill or other fixed assets located thereon, and any or all of the tangible personal property located on or used in connection with the Interests to secure financing of development of the Interests, provided that, unless otherwise agreed to by PROMISOR, it shall be a term of each mortgage that the mortgagee or any Person acquiring title to the Interests upon enforcement of the mortgage shall hold the same subject to the Royalty and the Underlying Owner Royalty as if the mortgagee or any such person had executed this Agreement as PROMISEE.

2.6.4     Limitation on Transfer.  PROMISOR may sell, transfer, convey, assign, mortgage or grant an option in respect of or grant the right to purchase or in any manner whatsoever alienate any and all of its Interests including, subject to subclause 2.5.1, the Royalty upon notice to PROMISEE.

3.	REPRESENTATIONS, WARRANTIES AND OBLIGATIONS

3.1       Mutual Representations and Warranties. Each of the Parties hereby mutually represent and warrant to the others, as at the date of this Agreement and as at the Effective Date, as follows:

(a)        it is a company duly organized and validly existing under the laws of its jurisdiction of organization;

(b)        it has the power, capacity and authority to execute and perform this Agreement, as well as perform all acts required in order to execute and perform this Agreement;

(c)        no provision or objects of any other agreement to which it is a party prevents the execution and/or performance of this Agreement;

(d)        the execution of this Agreement shall not conflict with, result in a violation or constitute a breach of any law, governmental rule, regulation, judgment, decree or order to which such Party may be subject or to any provision concerning mortgage, lease, contract or other instrument to which it is a party; and

(e)        it has performed all acts necessary to authorize the execution of this Agreement, and it represents a valid and binding obligation of the Party, enforceable against it in accordance with its terms.

3.2       PROMISOR’S Representations and Warranties.  PROMISOR and TALON jointly and severally represent and warrant to PROMISEE, as at the date of this Agreement and as at the Effective Date as follows:

(a)        PROMISOR, directly or indirectly, is entitled to acquire up to a 100% interest in and to the Mineral Rights and the Applications and PROMISOR has not sold, assigned or transferred all or any portion of its right to acquire up to a 100% interest in and to the Applications and the Mineral Rights (other than to PROMISEE under this Agreement);

(b)        each party to the Underlying Agreement has duly performed all of its obligations under the Underlying Agreement and PROMISOR has not received notice of any default under the Underlying Agreement nor does it know of any condition which would permit the Underlying Owner to give it notice of default;

(c)        the Underlying Agreement is the only agreement related to the Mineral Rights, and it has not been amended and remains in full force and effect;

(d)        except for the payments and the Underlying Owner Royalty contemplated in the Underlying Agreement, there are no Encumbrances registered or existing against or relating to the Mineral Rights, the Property or any part thereof;

(e)        there is no litigation or proceedings of any nature whatsoever concerning the Mineral Rights or the Property pending or threatened against PROMISOR of which PROMISOR has had notice and which may impair in any way rights relevant to the Underlying Agreement or this Agreement nor has PROMISOR made any agreements which are still in force and effect regarding the Mineral Rights;

(f)         to the best of PROMISOR’S knowledge the Mineral Rights and the Property have been duly and validly located and recorded in accordance with the applicable laws of the jurisdiction in which they are located, are valid and subsisting as of the date of execution and delivery of this Agreement and the Mineral Rights and the Property are accurately described in preamble A and Annex A, respectively;

(g)        the Mineral Rights are in full force and effect and good standing pursuant to the laws of the jurisdiction in which they are located and to the best of PROMISOR’S knowledge, after due inquiry, none of the Mineral Rights are, nor will they in the future, be liable to forfeiture due to any failure on the part of PROMISOR to comply with any provisions of such legislation up to the date of this Agreement and to the extent that expenditure obligations in respect of the Mineral Rights have not been met in full, PROMISOR has obtained all necessary waivers or extensions from the applicable governmental authority having jurisdiction and have been met and complied with;

(h)        except as otherwise described herein, there are no consents authorizations, licenses, permits, approvals or orders of any person or governmental authority required to permit PROMISOR to complete the transactions contemplated by this Agreement;

(i)         no notices have been issued in respect of the Mineral Rights which require PROMISOR or the Underlying Owner to undertake or desist from any action including but not limited to any requirement pursuant to an Environmental or Mining Law;

(j)         PROMISOR has obtained all necessary approvals from its shareholders or any other applicable party or parties to enable it to implement the provisions of, and enter into, this Agreement;

(k)        PROMISOR is not the subject of an Insolvency Event; and

(l)         PROMISOR has provided all factual information which is in its possession to it including maps, geological logs, analyses, data and other drill hole information which relate to the Mineral Rights and the Property which information, to the best of its knowledge and belief, is accurate.

3.3       Underlying Agreement.  In addition to the representations and warranties set out above regarding the Underlying Agreement, PROMISOR covenants and agrees, which TALON agrees to procure:

(a)        to promptly provide PROMISEE with copies of any correspondence received by PROMISOR concerning the Underlying Agreement; and

(b)        not to amend or terminate the Underlying Agreement or grant any consents or waivers under the Underlying Agreement without the prior written consent of PROMISEE.

3.4       PROMISEE Covenants.  Until the occurrence of a Termination, PROMISEE hereby agrees to:

3.4.1     during the Option Period:

(a)        deliver to PROMISOR once every three (3) months after the Effective Date brief written updates of all activities relating to the Mineral Rights, especially with respect to any material changes that may affect the nature, timing or costs of PROMISEE’s proposed work programs or other projected activities related thereto, and shall no less than once during every year (as determined by PROMISEE) following the Effective Date provide detailed written reports describing all of PROMISEE’s activities on the Property in relation to the Mineral Rights, the level of current investment and status of current Expenditures, any changes proposed to such activities of any sort, and all results thereof, and shall include all relevant technical, geological, geographical and other information, data and analyses related thereto.  In addition to the detailed information concerning the works developed on the Property, such reports shall also include information regarding any other matters related to relevant social, environmental and safety measures undertaken (or required to be undertaken) by PROMISEE in relation to the Mineral Rights or the Property and shall set out any expected changes, whether positive or negative, in respect of any such requirements or planned undertakings; and

(b)        permit PROMISOR at its own risk to inspect all areas and works relating to the Mineral Rights and the Property at any time during regular business hours on seven (7) days’ advance written notice, provided that PROMISOR shall indemnify PROMISEE against and save it harmless from all costs, claims, liabilities and expenses that PROMISEE may incur or suffer as a result of any injury (including injury causing death) to any director, officer, employee, consultant, agent, representative or advisor of PROMISOR while on the Property, provided however that PROMISEE will not be indemnified nor held harmless for any costs, claims, liabilities or expenses resulting from PROMISEE’s gross negligence or willful misconduct; and

3.4.2     following the date hereof:

(a)        subject to 2.1.4 and the confidentiality provisions of this Agreement, give PROMISOR or a third party independent auditor appointed by the PROMISOR full access (upon prior delivery of written notice to PROMISEE) to audit any reports prepared by or on behalf of PROMISEE as well as all data, results and information upon which such reports are based, including any documents or other items containing data on which preparation of these reports was based; and

(b)        assume any and all obligations, responsibilities and liabilities related to the Mineral Rights or the Property, including any obligations owed under the Underlying Agreement, as previously disclosed in detail by PROMISOR to PROMISEE and which PROMISEE has agreed to assume in writing, or any agreements with public bodies which PROMISOR has previously disclosed in detail to PROMISEE prior to the execution of this Agreement and which PROMISEE has agreed to assume in writing prior to the execution of this Agreement.

3.5       Indemnification and Liquidated Damages

3.5.1     In the event of any material breach by a Party of any representation, warranty, covenant or agreement in this Agreement or otherwise assumed by a Party under this Agreement (the “Damages Event”), the Party in default (“Defaulting Party”) hereby undertakes to indemnify and save and hold harmless the non-defaulting Party (“Non-Defaulting Party”), its shareholders, officers, directors, employees and agents, from any and all claims, demands, costs, obligations, damages, liabilities, orders, fees, fines, penalties, imposts, taxes, duties, legal and other expenses, in connection with or relating to or arising from the Damages Event.  Defaulting Party agrees to and shall hereafter pay the full amount of any negative variations, losses, damages or pecuniary obligations of any kind (but excluding indirect or consequential damages) and any interest, fines, court costs, attorneys’ fees and other related expenses (collectively called “Damages”) resulting, directly or indirectly, from the Damages Event.  This provision shall survive indefinitely.  In the event of any default hereunder by PROMISOR, TALON shall be treated as a Defaulting Party and shall be jointly and severally liable with PROMISOR to provide the indemnity to the Non-Defaulting Party under this clause 3.5.1 and, in the event of any default hereunder by PROMISEE, PARENT shall be treated as a Defaulting Party and shall be jointly and severally liable with PROMISEE to provide the indemnity to the Non-Defaulting Party under this clause 3.5.1.

3.5.2    PROMISEE and PARENT further jointly and severally agree to indemnify and save and hold harmless PROMISOR and TALON, and their respective shareholders, subsidiaries, affiliates, officers, directors, employees, consultants, agents, representatives or advisors, from any and all claims, demands, costs, obligations, damages, liabilities, orders, fees, fines, penalties, imposts, taxes, duties, legal and other expenses, in connection with or relating to or arising from any activities or works carried out by or on behalf of or for the benefit of PROMISEE, its shareholders, subsidiaries, affiliates, officers, directors, employees, consultants, agents, representatives or advisors, relating to, in connection with or arising from the Mineral Rights (or any mineral rights resulting from the Applications) or the Property, including with respect to any contracts, agreements or understandings entered into by or on behalf of PROMISEE or the acts or omissions of PROMISEE.  PROMISEE and PARENT jointly and severally agree to and shall hereafter pay the full amount of any claims, orders, negative variations, losses, damages, liabilities, or pecuniary obligations of any kind (but excluding indirect or consequential damages) and any interest, fines, court costs, attorneys’ fees and other related expenses, directly or indirectly resulting therefrom; provided that neither PROMISEE nor PARENT shall incur any liability or obligation hereunder to PROMISOR or TALON after expiry of the Option Period or a Termination in respect of claims arising or damages suffered by PROMISOR or TALON solely as a result of PROMISOR’s or TALON’s gross negligence or willful misconduct.  This provision shall survive indefinitely.

3.5.3     If PROMISEE does not comply with the requirements of subclause 2.1.3 (a) in full by the time required (the “Investment Default”), PROMISEE shall be required to pay to PROMISOR the amount set out in subclause 2.1.2(a), being one hundred thirty thousand US Dollars (US$130,000.00), as liquidated damages (the “Damages Amount”), and the Parties acknowledge that the Damages Amount (or the maximum amount permitted by law, if recovery of the entire Damages Amount is prohibited) is a genuine pre-estimate of the damages suffered by PROMISOR for the Investment Default, and not as a penalty. Payment of such amount to

PROMISOR by PROMISEE shall constitute full satisfaction of all damages, losses, costs and expenses incurred by PROMISOR in respect of the Investment Default and PROMISOR shall have no other remedy or claim against PROMISEE as a result of, arising from or in connection with the Investment Default.  PROMISEE agrees to pay all reasonable legal fees and all costs and expenses, if any, incurred by PROMISOR in enforcing its claim for the Damages Amount hereunder.  The remedies herein provided shall be cumulative and in addition to all other remedies under applicable law.  No remedy for the enforcement of the rights of PROMISOR under this subclause 3.5.3 shall be exclusive of or dependent on any other such remedy.

3.5.4     Notwithstanding any conveyance, transfer or assignment of their respective rights hereunder, PROMISEE and PARENT jointly and severally agree to indemnify and save and hold harmless PROMISOR, and each of their respective shareholders, subsidiaries, affiliates, officers, directors, employees, consultants, agents, representatives or advisors, from any and all claims, demands, costs, obligations, damages, liabilities, orders, fees, fines, penalties, imposts, taxes, duties, legal and other expenses, in connection with or relating to or arising from any breach, default or non-performance by PROMISEE, PARENT or any transferee or assignee of their respective rights hereunder of any obligations owed to the Underlying Owner or any other party pursuant to the Underlying Agreement. PROMISEE and PARENT jointly and severally agree to and shall hereafter pay the full amount of any claims, orders, negative variations, losses, damages, liabilities, or pecuniary obligations of any kind (whether direct, indirect or consequential damages) and any interest, fines, court costs, attorneys’ fees and other related expenses, directly or indirectly resulting therefrom.  This provision shall survive indefinitely.

3.6       Effective Term of Warranties.  Except as may otherwise be provided herein, the representations and warranties of the Parties hereunder shall survive the execution of this Agreement for two (2) years.

4.	TRANSFER OF MINERAL RIGHTS

4.1       Transfer Instrument.  Transfer of the Mineral Rights and filing of the official document requesting to register such instrument shall be effected in accordance with the Transfer Instrument.  PROMISOR hereby agrees to use all commercially reasonable efforts to take such steps and meet such requirements necessary to transfer the Mineral Rights including any registrations with the DNPM, and PROMISOR shall provide all information and prepare and present all other documents as required.  Upon completion of such transfer, PROMISOR shall promptly deliver to PROMISEE all original documents relating to the Mineral Rights in its possession.

4.2       Return of Mineral Rights upon Termination.  In the event of a Termination, PROMISEE shall be required to promptly re-convey, transfer, assign and return its entire right, title and interest in and to the Mineral Rights to PROMISOR and any and all original documents it has been provided relating thereto in accordance with the Transfer Instrument within fifteen (15) days following any Termination.  PROMISEE shall vacate and clear and remove any and all personnel, equipment and materials from the Property and leave the Property in a safe and orderly condition and in accordance with Environmental or Mining Laws and all applicable pollution control and reclamation laws, regulations and permits within ninety (90) days following any Termination.  PROMISEE shall execute and deliver all such other agreements, instruments and documents necessary or desirable as reasonably requested by PROMISOR to give full effect to this clause 4.2.

5.	OPTION ONLY

Except with respect to the requirements pursuant to subclauses 2.1.3(a) and clauses 3.5 and 4, the Option is an option only and nothing herein contained shall be construed as obligating PROMISEE to do any acts or make any payments hereunder, and any acts or payments as shall be made hereunder shall not be construed as obligating PROMISEE to do any further acts or make any further payment.  If this Agreement is terminated following the date hereof in accordance with the terms hereof, PROMISEE shall not be bound thereafter in debt, damages or otherwise under this Agreement, save and except as provided for in clauses 3.5 and 4 hereof, and with respect to obligations arising from termination; and all payments theretofore paid by PROMISEE shall be retained by PROMISOR in consideration for entering into this Agreement and for the rights conferred on PROMISEE thereby.

6.	CONFIDENTIALITY

6.1       Confidential Information.  During the term hereof, all data, financial books, records, information, reports, feasibility studies and tests concerning the Mineral Rights, as well as the terms of this Agreement, (collectively, the “Confidential Information”) shall be deemed as confidential and shall be the exclusive property of PROMISEE and when delivered by PROMISEE to PROMISOR, or otherwise obtained by PROMISOR, shall not be publicly disclosed or used by PROMISOR other than for the activities contemplated hereunder, as required by law or by the rules and regulations of any regulatory authority, or with the written consent of PROMISEE.

6.2       Consent to Disclosure.  Consent to disclosure will not be unreasonably withheld where PROMISOR wishes to disclose the Confidential Information to its auditors, lawyers, or agents, provided that such people are informed of such information’s confidential nature and agree to be bound by the obligations not to disclose contained herein and provided such parties agree to be liable to PROMISEE for negligent or fraudulent disclosure.

6.3       Part of Public Domain.  Any Confidential Information that becomes of public domain through an act or omission that is not in violation of the terms hereof, shall no longer be deemed as Confidential Information.

6.4       Press Releases.  Each Party will consult with the other prior to issuing any press release or other public statement regarding the Property or the activities of PROMISEE with respect thereto.  In addition, each Party will obtain prior approval from the other before issuing any press release or public statement using such Party’s name or the names of any of such Party’s assignees or of any of the officers, directors, employees or consultants of such Party or of its assignees.

7.	TEMPORARY AND PERMANENT CESSATION OF OPERATIONS

7.1       Temporary Cessation of Operations.  After the commencement of Commercial Production from the Mineral Rights and the Property, PROMISEE may work, mine and operate the Mineral Rights and the Property during such time or times as PROMISEE in its sole judgment considers such operations to be profitable.  PROMISEE may suspend or curtail operations (both before and after commencement of Commercial Production) during periods when the products derived from the Property cannot be profitably sold at prevailing prices or if an unreasonable inventory thereof, in PROMISEE’s sole judgment, has accumulated or would otherwise accumulate.

7.2       Permanent Cessation of Operations.  PROMISEE may permanently discontinue mining operations on the Mineral Rights and the Property at any time after the commencement of Commercial Production when in its sole opinion no further mining operations can be economically carried out thereon.  At such time PROMISEE shall sell or otherwise dispose of all mining plant and equipment used on the Mineral Rights and the Property, effect all reclamation work as required by law, and sell or otherwise dispose of the Mineral Rights and the Property as it thinks fit.  Any purchaser of the Mineral Rights and the Property after the permanent termination of mining operations shall take the Mineral Rights and the Property subject to the rights and obligations relating to the Royalty and the Underlying Owner Royalty set out herein.

8.	APPLICABLE LAW AND JURISDICTION

8.1       Governing Law. This Agreement shall be construed and governed according to the Laws of the Federative Republic of Brazil.

8.2       Arbitration.  It is hereby agreed upon by the Parties that any dispute or claim arising from or concerning this Agreement shall be settled by arbitration, according to the rules of the Business Arbitration Chamber - Brazil (CAMARB), by three arbiters appointed according to such rules.  The arbitration place shall be the City of Rio de Janeiro, State of Rio de Janeiro.  The award shall be final and binding to the Parties hereto, and it may be enforced in any court of competent jurisdiction.  The Parties hereby waive any other right to appeal; to the extent such right may be legally waived.

8.3       Remedies.  Notwithstanding the provisions above, each Party remains entitled to resort to legal measures:  (a) to compel the arbitration; (b) to obtain preliminary injunctions for protection of rights prior to the inception or during the arbitration proceeding, and such measure shall not be construed as a waiver of the arbitration proceeding by the Parties; and (c) to enforce any arbitration decision, including the final court’s decision.

8.4       Venue.  For the purposes of disputes unwilling to be settled through arbitration it is hereby elected the jurisdiction of the City of Rio de Janeiro.

8.5       Judgment Debt. The Parties represent and warrant that they will treat this Agreement and its annexes as a judgment debt and a determinate obligation under the provisions set forth in item II of article 585 and article 621 of the Code of Civil Procedure, with the wording provided by Law no. 8.953/94.

9.	FORCE MAJEURE

9.1       Occurrence.  If a Party is prevented or delayed in complying with any provisions of this Agreement by reason of strikes, lockouts, labour shortages, power shortages, fires, wars, acts of God, governmental regulations restricting normal operations or any other reason or reasons beyond the control of such Party (the “Affected Party”), the time limited for the performance of the various provisions of this Agreement as set out above shall be extended by a period of time equal in length to the period of such prevention and delay.  The Affected Party shall promptly give written notice to the other Party of the existence of and details relating to any prevention or delay occurring under this clause, and shall take all reasonable steps to remove the cause of such prevention or delay and shall give written notice to the other Party as soon as such cause ceases to subsist.  Notwithstanding the foregoing, no extension of the time shall be granted under this clause due to PROMISEE’s inability to obtain funds required for making any payment to PROMISOR hereunder.

9.2       Termination.  If a delay under this clause continues uninterrupted for a period of six (6) months or more, the party other than the Affected Party may serve written notice on the Affected Party and the other Parties in order to terminate this Agreement in accordance with subclause 2.4.1(c).

10.	ABANDONMENT

10.1      Election to Abandon.  PROMISEE may at any time either before or after the exercise of the Option, elect to abandon any one or more of the Mineral Rights by giving notice to PROMISOR of such intention.  For a period of 30 days after the date of delivery of such notice, PROMISOR may elect to have any or all of the Mineral Rights in respect of which such notice has been given transferred to it by delivery of a request therefor to PROMISEE and payment of US$1.00, whereupon PROMISEE shall deliver to PROMISOR a bill of sale or other appropriate deed or assurance in registrable form transferring such Mineral Rights to PROMISOR and the provisions of clause 4.2 shall apply with respect thereto, mutatis mutandis.  If PROMISOR fails to make a request for the transfer of any Mineral Rights as aforesaid within such 30 day period, PROMISEE may then abandon such Mineral Rights without further notice to PROMISOR.  Upon any such transfer or abandonment, the Mineral Rights so transferred or abandoned shall for all purposes of this Agreement cease to form part of the Mineral Rights.

11.	DEFAULT

11.1      Ability to Cure Certain Defaults.  Notwithstanding anything in this Agreement to the contrary, if PROMISEE should be in default in performing any requirement herein set forth (except for the requirement to make the option payments or work commitments or other payments set out in subclauses 2.1.1, 2.1.2 or 2.1.3 by the time required), PROMISOR shall give written notice to PROMISEE specifying the default and PROMISEE shall not lose any rights granted under this Agreement unless, within thirty (30) days after the giving of a notice of default by PROMISOR, PROMISEE has failed to cure the default by the appropriate payment or performance, (PROMISEE hereby agreeing that should it so commence to cure any defect, it will prosecute the same to completion without undue delay); and if PROMISEE fails to cure any such default, PROMISOR shall be entitled thereafter to terminate this Agreement and the provisions of subclause 3.5.1 shall then be applicable, and to seek any remedy it may have on account of such default.

12.	MISCELLANEOUS

12.1      Communications.  Any notice or other communication under or in connection with this Agreement shall be in writing and shall be delivered personally or sent by air mail, courier, by fax or by email, to the Party due to receive the notice or communication at the following address, or at such other address as such Party may specify by notice in writing to the other Party from time to time:

PROMISOR:

BRAZMIN LTDA.
Avenida Jornalista Ricardo Marinho, 360, sala 112
Barra da Tijuca, Rio de Janeiro, RJ
CEP:  22631-350
c/o Luis Mauricio Ferraiuoli de Azevedo
FAX:  55 21 3418.4579
Email:  lazevedo@ffalegal.com.br

With Copy to:
TAU CAPITAL CORP.
110 Sheppard Avenue East, Suite 610
Toronto, Ontario, Canada
M2N 6Y8
Attention:  Sean Werger
FAX:  416 361 0330
Email:  swerger@taucapital.com

TALON:

TALON METALS CORP.
Craigmuir Chambers, P.O. Box 71,
Road Town, Tortola, British Virgin Islands
Attention:  Stuart Comline
FAX:  416 361 0330
Email:  comline@icon.co.za

PROMISEE:

BRAZAURO RECURSOS MINERAIS LTDA.
Avenida Gov. José Malcher, 815 – Salas 413/414
Bairro Nazaré - Belém – PA
CEP 66.055.901
c/o Elton Luiz da Silva Pereira
Fax 55 91 3212.7345
E-mail:  elspereira@terra.com.br

With Copy to:
BRAZAURO RESOURCES CORPORATION
Suite 217, 16360 Park Ten Place
Houston, Texas, 77084
Attention:  Jim Komadina, President and Chief Operating Officer
FAX:  281-579-9799
Email:  jkom77@aol.com

12.2      In the absence of evidence of earlier receipt, any notice or other communications shall be deemed to have been duly given:

12.2.1   if delivered personally, when left at the address referred to in clause 12.2;

12.2.2   if sent by courier when a delivery receipt is recorded by the courier company;

12.2.3   if sent by air mail, six (6) days after posting it; and

12.2.4   if sent by fax or email, on the date of transmission, provided that if such transmission has been made after business hours (at recipient’s address) it shall be considered to have been received the next Business Day.

12.3     Entire agreement.  This Agreement and its annexes represent and comprise all understandings and commitments assumed by the Parties, superseding and prevailing to any and all previous, verbal or written, understandings, negotiations and agreements, with respect to the matters regulated herein.

12.4     Payment

12.4.1   All payments hereunder shall be made by PROMISEE by wire transfer to a bank account whose details are provided in writing by PROMISOR, to PROMISEE, whether in Brazil (by adopting the dollar closing rate, according to the sale PTAX disclosed by the Brazilian Central Bank, on the day before the maturity date) or in a foreign jurisdiction.  The documents issued by the financial institution evidencing the wire transfer being made to the account designated by PROMISOR shall be evidence of the payment being initiated, subject to eventual receipt by PROMISOR.

12.4.2   The payments of the obligations set forth in this Agreement shall be deemed as valid and effective if they are made to PROMISOR, by PROMISEE or by any company affiliated to or controlled by PROMISEE.

12.5     Successors.  This Agreement and its annexes shall ensure to the benefit of the Parties and their respective successors and permitted assignees.

12.6     Amendments. This Agreement and its annexes shall not be amended, whether in the whole or in part, unless by the Parties as recorded in a written document.

12.7     Performance of obligations.  Each Party hereto agrees to use all reasonable commercial efforts to perform its obligations hereunder.

12.8     Specific performance. Considering the nature of this Agreement, the Parties hereto acknowledge that, in the event of default with respect to any of the obligations herein stipulated, any indemnification for losses and damages may not be a sufficient remedy and thus, without prejudice to any indemnification provisions or other remedies provided for herein, any obligation to do or enter into a juristic act established in this instrument that is not complied with by a Party shall be subject to specific performance, by means of an order to perform the activity or replacement of the juristic act that has not been executed contrary to the provisions established herein.

12.9     Independent Legal Advice.  Each Party acknowledges and agrees that it has had a reasonable opportunity to obtain or has obtained independent legal advice with respect to this Agreement, that it has read and fully understands the provisions of this Agreement, that the terms and conditions of this Agreement are reasonable, and that it is signing this Agreement freely, voluntarily and without duress.

12.10    Regulatory Approval.  If required:

(a)        this Agreement shall be subject to acceptance for filing by the TSX Venture Exchange;

(b)        PROMISEE covenants and agrees to file for acceptance of the TSX Venture Exchange within five (5) Business Days of execution of this Agreement; and

(c)        PROMISEE will use its reasonable commercial efforts to obtain any such acceptance for filing.

If any such required acceptance for filing has not been obtained on or before thirty (30) days from the date hereof, PROMISEE may, at its discretion, terminate this Agreement and PROMISEE will be released and discharged from all of its obligations and liabilities under this Agreement.

[signature page follows]

IN WITNESS WHEREOF the parties hereto execute this instrument as a free expression of their will, in four (4) counterparts with equal content and form before the undersigned witnesses.

Rio de Janeiro, December 10, 2009

BRAZMIN LTDA.

Per:
Name:
Title:
ID:
Individual Taxpayer Registry (CPF):

TALON METALS CORP.

Per:
Name:
Title:
ID:
Individual Taxpayer Registry (CPF):

BRAZAURO RECURSOS MINERAIS LTDA.

Per:
Name:
Title:
ID:
Individual Taxpayer Registry (CPF):

BRAZAURO RESOURCES CORP.

Per:
Name:
Title:
ID:
Individual Taxpayer Registry (CPF):